                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------


                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ FEE REQUIRED ].

For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission file number  0-11402

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               TELXON CORPORATION
                        1995 EMPLOYEE STOCK PURCHASE PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               TELXON CORPORATION
                             3330 WEST MARKET STREET
                                AKRON, OHIO 44333

                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                          Index to Financial Statements





                                                                                 PAGES
                                                                                 -----


Report of Independent Accountants                                                    2

Statements of Financial Condition as of December 31, 1996 and 1995                   3

Statements of Operations and Changes in Participants' Equity for the year
ended December 31, 1996, and the period from inception                               4
October 1, 1995 (date of inception) through December 31, 1995

Notes to Financial Statements                                                      5-7

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Stock Option and Restricted Stock Committee of the Board of Directors of Telxon Corporation and Participants of the Telxon Corporation 1995
         Employee Stock Purchase Plan


We have audited the accompanying statements of financial condition of the Telxon Corporation 1995 Employee Stock Purchase Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of operations and changes in participants' equity for the year ended December 31, 1996, and the period from October 1, 1995 (date of inception) through December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1996 and 1995, and the results of its operations and changes in its participants' equity for the year ended December 31, 1996, and the period from October 1, 1995 (date of inception) through December 31, 1995, in conformity with generally accepted accounting principles.





/s/  Coopers & Lybrand  L.L.P.

COOPERS & LYBRAND  L.L.P.


Akron, Ohio
March 27, 1997

                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                        Statements of Financial Condition
                               as of December 31,





ASSETS                                                    1996                 1995
------                                                 --------             --------

Employer account receivable                            $357,867             $157,200

Employer contribution receivable                         62,119               27,437
                                                        -------             --------

                  Total assets                         $419,986             $184,637
                                                        =======              =======





LIABILITIES AND PARTICIPANTS' EQUITY
-------------------------------------

Payable for stock purchases                            $414,124             $182,912

Amounts due to former participants                        4,863                   77

Residual participant contributions                          999                1,648
                                                        -------             --------

                  Total liabilities                     419,986              184,637

Participants' equity                                         --                   --
                                                        -------             --------

                  Total liabilities and
                   participants' equity                $419,986             $184,637
                                                        =======             ========








                     The accompanying notes are an integral
                        part of the financial statements.

                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

         Statements of Operations and Changes in Participants' Equity for the year ended December 31, 1996, and the period from October 1, 1995
             (date of inception) through December 31, 1995




                                                                  1996             1995
                                                               ----------        --------

Participant contributions                                        $882,202        $157,200
Employer contributions                                            135,711          27,437
                                                               ----------        --------

         Total additions                                        1,017,913         184,637
                                                               ----------        --------

Stock purchases                                                   904,734         182,912
Participant withdrawals                                           112,180              77
Residual contribution amounts reserved for participants               999           1,648
                                                               ----------        --------

         Total deductions                                       1,017,913         184,637
                                                               ----------        --------

         Net additions                                                 --              --


Participants' equity, beginning of period                              --              --
                                                               ----------        --------

Participants' equity, end of period                            $       --        $     --
                                                               ==========        ========
















                     The accompanying notes are an integral
                        part of the financial statements.

                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                          Notes to Financial Statements


1.       DESCRIPTION OF THE PLAN:
         ------------------------

         The following description of the Telxon Corporation (the "Company") 1995 Employee Stock Purchase Plan, as amended (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

         GENERAL
         -------
         The Plan is an employee stock purchase plan that allows participants to purchase whole shares of Telxon Common Stock ("Stock") through payroll deductions. The Plan's fiscal year is divided into two, six-month periods ("Payment Periods"). The Payment Periods are January 1 to June 30 and July 1 to December 31 (under the Plan provisions for its initial implementation, a three month transitional Payment Period ending December 31, 1995, applied at inception) and represent the periods during which participants payroll deductions are accumulated. At the end of each Payment Period, the participants' accumulated payroll deductions are used to purchase whole shares of Stock. Participants may purchase whole shares of Stock for an amount equal to 85% of the lesser of (1) the closing price of a share of Stock on the first trading day of the Payment Period (under the Plan provisions for its initial implementation, the closing price on September 1, 1995, was specified to be used for this purpose) and (2) the closing price of a share of Stock on the last trading day of the Payment Period ("Option Price").

         The Plan, which was approved by the Company's stockholders at their August 31, 1995, meeting, authorized the sale of up to 500,000 unissued or treasury shares of Stock to participants through the Plan. At December 31, 1996, the participants had purchased 50,569 whole shares of Stock since the Plan's inception and had accumulated payroll deductions during the July 1, 1996, to December 31, 1996, Payment Period sufficient to purchase 33,806 whole shares of Stock subsequent to December 31, 1996, leaving 415,625 whole shares of Stock available for future purchases by Plan participants.

         The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA").

         ELIGIBILITY
         -----------
         All full-time employees of the Company or any of its participating subsidiaries who have completed 12 months of continuous employment and all part-time employees of the Company or its participating subsidiaries who satisfy certain service requirements and who have completed 12 months of continuous employment are eligible to participate in the Plan. Eligible employees may only enroll in the Plan at the beginning of a Payment Period.

         STOCK PURCHASES
         ---------------
         On the last trading day of each Payment Period, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole shares of Stock possible, determined by dividing the participant's total contribution by the per share Option Price applicable for that Payment Period. Purchased shares of Stock are then issued by the Company and transferred to a brokerage account outside of the Plan in the name of the participant.

                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                          Notes to Financial Statements


1.       DESCRIPTION OF THE PLAN, Continued:
         ------------------------

         PARTICIPANT CONTRIBUTIONS
         -------------------------

         Participants may elect to have 1% to 15% of their "Covered Compensation" (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may only change their deduction percentages at the beginning of a Payment Period. No interest accrues or is paid on participants' accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the end of each Payment Period in accordance with the Plan.

         Any accumulated contribution amount that is insufficient to purchase a whole share of Stock at the end of a Payment Period is carried forward and applied to the purchase of whole shares of Stock in future Payment Periods or refunded to the participant upon withdrawal from the Plan. Such amounts are recorded as the liability "Residual participant contributions" at December 31, 1996 and 1995.

         EMPLOYER CONTRIBUTIONS
         ----------------------
         The 15% discount from market value granted to Plan participants on the purchase of whole shares of Stock at the end of each Payment Period represents the Company's non-cash contribution to the Plan. These non-cash contributions amounted to $135,711 for the year ended December 31, 1996, and $27,437 for the three-month inception period ended December 31, 1995.

         PARTICIPANT REFUNDS
         -------------------
         Plan participants may withdraw from the Plan at any time by properly notifying the Company. However, a participant's accumulated payroll deductions prior to withdrawal from the Plan will continue to be applied toward the purchase of whole shares of Stock on the last trading day of the Payment Period.

         Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All payroll deductions accumulated during the Payment Period through the date of such cessation of employment are refunded to the employee or, in the event of the employee's death, to his or her estate.

         ADMINISTRATIVE EXPENSES
         -----------------------
         The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the issuance of Stock. Administrative expenses related to the Plan amounted to approximately $22,000 for the year ended December 31, 1996, and $11,000 for the three-month inception period ended December 31, 1995.

         PLAN TERMINATION
         ----------------
         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time. The Plan will also terminate when all or substantially all of the shares of Stock reserved for the purposes of the Plan (initially 500,000 shares) have been purchased. Upon termination of the Plan, all payroll deductions not used to purchase Stock would be refunded to Plan participants.

                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                          Notes to Financial Statements


2.       RECLASSIFICATIONS
         -----------------

         Certain items in the 1995 financial statements and notes thereto have been reclassified to conform to the 1996 presentation.


3.       INCOME TAX STATUS:
         ------------------

         The Plan fulfills the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will recognize no income, and the Company will be entitled to no deduction, for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases whole shares of Stock under the Plan.


4.       SUBSEQUENT EVENT:
         -----------------

         Plan participants' accumulated payroll deductions for the Payment Period ended December 31, 1996, amounted to $357,867, and have been recorded as an amount receivable from the Company at December 31, 1996. Subsequent to year end, $352,005 of these accumulated deductions were used to purchase 33,806 whole shares of Stock which were issued to participants by the Company in January 1997. The 33,806 whole shares of Stock purchased subsequent to year end had a market value of $414,124 as of the option price date which has been recorded as the liability "Payable for stock purchases" at December 31, 1996.

                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------


We consent to the incorporation by reference in Registration No. 33-62957 on Form S-8, dated September 26, 1995, pertaining to the Telxon Corporation 1995 Employee Stock Purchase Plan of our report dated March 27, 1997, on the audit of the Telxon Corporation 1995 Employee Stock Purchase Plan as of December 31,
1996 and 1995, and for the plan year ended December 31, 1996, and the period from October 1, 1995 (date of inception) through December 31, 1995, which report is included in this Annual Report on Form 11-K of Telxon Corporation.


                                        /s/ Coopers & Lybrand  L.L.P.

                                        COOPERS & LYBRAND  L.L.P.
Akron, Ohio
March 27, 1997

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Option and Restricted Stock Committee, the administrator of the Telxon Corporation 1995 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       TELXON CORPORATION
                                       1995 EMPLOYEE STOCK PURCHASE PLAN


March 31, 1997
Date

                                       By:  /s/ MARGARET E. PAIS
                                            --------------------
                                            Margaret E. Pais, Vice President,
                                            Employee Services - Administration
                                            of Telxon Corporation